Exhibit 12
LSB Industries, Inc.
Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

Year ended December 31,					Six months ended
2004	2005	2006	2007	2008	6/30/2008	6/30/2009
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$77	$5,007	$15,848	$48,197	$54,399	$45,798	$32,800
Add:
Fixed charges	11,955	15,431	15,971	15,674	12,042	6,216	4,565
Share of distributed income of 50% owned affiliate	250	488	875	765	735	280	350
Adjusted Earnings	$12,282	$20,926	$32,694	$64,636	$67,176	$52,294	$37,715

Fixed Charges:
Interest expense (1)	$7,393	$11,245	$12,028	$11,723	$8,510	$4,428	$3,097
Estimate of interest in rental expense	4,562	4,186	3,943	3,951	3,532	1,788	1,468
Fixed Charges	11,955	15,431	15,971	15,674	12,042	6,216	4,565

Preferred stock dividends:	2,322	2,337	2,783	5,912	463	491	497
Combined fixed charges and preferred stock dividends	$14,277	$17,768	$18,754	$21,586	$12,505	$6,707	$5,062

Ratio of earnings to fixed charges	1.0	1.4	2.0	4.1	5.6	8.4	8.3

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	-	1.2	1.7	3.0	5.4	7.8	7.5

Deficiency (2)	$1,995

(1)
Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.

(2)	Earnings were insufficient to cover fixed charges and preferred dividends by $1,995,000 in the year ended December 31, 2004.